UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

November 8, 2005

     Bovespa: CPFE3 R$ 25.10 / share
NYSE: CPL US$ 34.65 / ADR (1 ADR = 3 shares)
Total Shares = 460.9 million
Market Value: R$ 11,6 billion
Quotes on 11/08/2005

Conference Call - Portuguese
Wednesday, November 9, 2005
Time: 3:00 pm (SP), 12:00 pm (US ET)
(55 11) 2101-1490
Code: CPFL
*Webcast: http://ri.cpfl.com.br/

Conference Call - English
Wednesday, November 9, 2005
Time: 5:00 pm (SP), 2:00 pm (US ET)
(1-973) 935-2403
Code: CPFL or 6625627
*Webcast: http://ri.cpfl.com.br

CPFL ENERGIA ANNOUNCES NET INCOME OF R$ 641 MILLION IN THE 9M05

São Paulo, November 8, 2005 – CPFL Energia S.A. (Bovespa: CPFE3 e NYSE: CPL), announces its third quarter (3Q05) and 9 months accumulated results (9M05). The financial and operating information herein is presented in accordance to the Brazilian Corporate Law and on consolidated basis, unless otherwise indicated. Comparison refers to the 3Q04 and 9M04, unless otherwise indicated.

9M05 AND 3Q05 HIGHLIGHTS
  Net Income of R$ 640.6 million in 9M05 and R$ 240.0 million in 3Q05.
  Gross Revenue of R$ 8.0 billion in 9M05 and R$ 2.8 billion in 3Q05, a 14.6% and 17.1% growth, respectively.
  EBITDA(1) of R$ 1.631 billion in 9M05 and R$ 570.1 million in 3Q05, corresponding to 40% and 79% increase, respectively.
  CPFL Energia Shares included in Electric Energy Index (IEE) and IBX-100 – Bovespa (São Paulo Stock Exchange).
  56% increase in the Commercialization Company’s Gross Revenue in 9M05 and 44.9% in 3Q05, with EBITDA increase of 44% in 9M05 and 31% in 3Q05.

SUBSEQUENT EVENTS

  Start up of UHE Barra Grande Plant operations and the beginning of UHE Campos Novos Plant reservoir filling.
  CPFL Energia announces incorporation of the shares of its subsidiaries CPFL Paulista and CPFL Piratininga, expecting a free float change from 16.8% to 17.8%.

(1)The EBITDA is calculated from the sum of net income, taxes, financial results, depreciation/amortization and private pension fund, in addition to adjustments regarding the extraordinary item and non-recurring transactions.

PERFORMANCE OF ON SHARES / ADR’s IN 3Q05 AND 9M05

In September, 2005, CPFL Energia shares begin to be part of the “IBX-50” Index and in the Electric Energy Index (“IEE”).

Since the 1st. half of 2005, CPFL Energia shares are also part of BOVESPA Corporate Governance (“IGC”), Tag Along (“ITAG”) Indexes, and of “Dow Jones Brazil Titan 20 ADR Index”, an important reference index for Brazilian stocks traded in the international market.

ON shares’ performance negotiated in Bovespa presented variation superior to the main comparative indexes, i.e. “Ibovespa” and “IEE”, both in 3Q05 and 9M05. ADR’s negotiated in NYSE presented similar performance, overcoming the main comparative indexes.

CPFL Stocks x Main Comparative Indexes

	BOVESPA			NYSE
	Chg %			Chg %
	3Q05	9M05		3Q05	9M05

CPFE3	34.1	39.5	CPL	39.9	69.5
IBOV	26.1	20.6	DJIA	2.9	(2.1)
IEE	20.4	36.5	DJBR20	29.4	43.9

Sources: Broadcast / Economática
NOTE: Performance adjusted to shareholders dividends

CPFL Energia also expects to be included in the “IBX-50” and “ISE” (Business Sustainability Index).

CORPORATE STRUCTURE OF CPFL ENERGIA

CPFL Energia is a holding Company, which results rely directly on the results of its subsidiaries: CPFL Paulista (94.94%), CPFL Geração (100%) and CPFL Brasil (100%).

The following are the main ongoing corporate events:

  Incorporation of CPFL Piratininga and CPFL Paulista

On coming November 23, 2005, CPFL Energia will hold an Extraordinary General Meeting to approve the joint transaction to incorporate the total common and preferred shares of its subsidiaries CPFL Paulista and CPFL Piratininga into its equity.

In fact, this corporate reorganization will imply initially in the incorporation of all stock held by minority shareholders of CPFL Piratininga into CPFL Paulista´s equity and subsequently, the incorporation of shares held by minority shareholders of CPFL Paulista into CPFL Energia´s equity, according to the following exchange ratio:

LEVEL 1: EXCHANGE RATIO - CPFL PIRATININGA TO CPFL PAULISTA

CPFL PIRATININGA	X	CPFL PAULISTA

6.053721422 Common Shares	=	1 Common Share
6.053721422 Preferred Shares	=	1 Preferred Share Class "A"

LEVEL 2: EXCHANGE RATIO - CPFL PAULISTA TO CPFL ENERGIA

CPFL PAULISTA	X	CPFL ENERGIA

101.600724349 Common Shares	=	1 Common Share
101.600724349 Preferred Shares Classes "A", "B" and "C"	=	1 Common Share

This operation will bring benefits to CPFL Piratininga´s and CPFL Paulista´s current shareholders, which will start to have the same rights and advantages attributed to CPFL Energia stocks, which is currently negotiated in Novo Mercado – Bovespa and in NYSE (New York Stock Exchange), it also includes tag along rights in the event of controlling stake sale, under the same terms and conditions of the controlling shareholder, beyond a stockholding position with higher liquidity to that one presented by CPFL Paulista and CPFL Piratininga.

In addition to the benefits, the transaction is also positive for the whole CPFL Energia, which will increase its free float by 0.95%, from the current 16.80% to 17.75%, with the increase in new shareholders of nearly 10,500, owning more than a standard lot (100 shares) of the Company, concentrating the liquidity of the group companies stocks in CPFL Energia stocks.

  Extension of CPFL Group corporate restructuring deadline

In September 2005, ANEEL approved the extension of the deadline to transfer to CPFL Energia the stakes held by CPFL Paulista in its subsidiaries CPFL Piratininga and Rio Grande Energia

(RGE). This corporate restructuring process shall be implemented in stages: the transfer of CPFL Piratininga´s control is expected to occur until April 14, 2006 and for RGE, the transfer is expected to occur until March 14, 2007.

DIVIDENDS AND INTERESTS ON CAPITAL

CPFL Energia paid dividends and interest on capital related to 1H05 of R$ 400.6 million, corresponding to 100% of the net income of the period.

In the 12-month period before June 2005, the Company paid R$ 0.85 per share, corresponding to a dividend yield of 6.32% .

CPFL Energia’s dividend policy states that a minimum of 50% of net income, adjusted on semiannual basis, should be paid to shareholders. However, in the last 3 semesters, the Company paid the entire net income to shareholders, after the provision of legal reserves.

MAIN ECONOMIC–FINANCIAL DATA –
BY BUSINESS SEGMENT AND CONSOLIDATED

3Q05 vs. 3Q04 Comparison

ECONOMIC-FINANCIAL DATA R$ Thousand	DISTRIBUTION (*)			COMMERCIALIZATION			GENERATION			CPFL ENERGIA (CONSOLIDATED)

	3Q05	3Q04	Chg.%	3Q05	3Q04	Chg.%	3Q05	3Q04	Chg.%	3Q05	3Q04	Chg.%

Gross Revenue	2,558,849	2,235,185	14.5	372,529	257,139	44.9	110,280	77,488	42.3	2,763,030	2,359,917	17.1
Net Revenue	1,788,693	1,519,481	17.7	321,145	224,791	42.9	99,440	73,477	35.3	1,956,423	1,627,270	20.2
Income from Electric Utility Services (EBIT)	352,727	88,342	299.3	49,179	37,518	31.1	80,454	57,151	40.8	480,569	176,442	172.4
EBITDA	443,376	218,850	102.6	49,179	37,518	31.1	88,944	65,454	35.9	570,141	318,094	79.2
Net Income	190,245	(20,543)	(1026.1)	34,200	24,761	38.1	31,821	14,169	124.6	239,964	(5,991)	(4,105.4)
Total Assets	8,604,376	9,831,065	(12.5)	220,386	171,356	28.6	2,765,859	2,423,424	14.1	12,798,195	12,907,094	(0.8)
Shareholders' Equity	2,004,170	3,057,316	(34.4)	34,657	24,764	39.9	1,076,222	1,055,017	2.0	4,520,499	3,391,396	33.3

9M05 vs. 9 M04 Comparison

ECONOMIC-FINANCIAL DATA R$ Thousand	DISTRIBUTION (*)			COMMERCIALIZATION			GENERATION			CPFL ENERGIA (CONSOLIDATED)

	9M05	9M04	Chg.%	9M05	9M04	Chg.%	9M05	9M04	Chg.%	9M05	9M04	Chg.%

Gross Revenue	7,443,388	6,655,571	11.8	1,012,612	649,280	56.0	319,806	243,295	31.4	8,015,802	6,996,464	14.6
Net Revenue	5,203,814	4,606,508	13.0	875,617	571,825	53.1	289,013	229,794	25.8	5,678,740	4,907,476	15.7
Income from Electric Utility Services (EBIT)	974,191	499,429	95.1	163,710	113,736	43.9	232,935	183,723	26.8	1,365,224	779,226	75.2
EBITDA	1,242,259	867,143	43.3	163,710	113,736	43.9	258,402	208,057	24.2	1,631,263	1,166,256	39.9
Net Income	501,167	103,328	385.0	112,325	76,023	47.8	87,083	52,312	66.5	640,561	118,835	439.0
Total Assets	8,604,376	9,831,065	(12.5)	220,386	171,356	28.6	2,765,859	2,423,424	14.1	12,798,195	12,907,094	(0.8)
Shareholders' Equity	2,004,170	3,057,316	(34.4)	34,657	24,764	39.9	1,076,222	1,055,017	2.0	4,520,499	3,391,396	33.3

(*) Considers 100% of distribution business

MARKET

The energy sold by CPFL group through its distribution and commercialization activities for final customers totaled 9,293 GWh in the 3Q05 and 27,852 GWh in the 9M05, increases of 1.5% and 4.0% (without calendar adjustments), respectively. It is worth emphasizing that the residential and commercial classes consumption growth were mainly due to increase in employment levels and income, as well as higher temperatures in the period.

Sales to Final Customers (Billed Supply) – Without Calendar Adjustment

SALES GWh - 3Q05 e 9M05	PAULISTA		PIRATININGA		RGE (1)		BRASIL		CPFL ENERGIA

CLASSES	3Q05	9M05	3Q05	9M05	3Q05	9M05	3Q05	9M05	3Q05	9M05

Residential	1,348	4,049	576	1,757	249	735	-	-	2,173	6,541
Industrial (*)	1,653	5,030	859	2,654	453	1,367	1,637	4,581	4,602	13,632
Commercial	782	2,472	327	1,036	134	415	7	20	1,250	3,943
Rural	264	692	42	125	129	444	-	-	435	1,261
Other	559	1,658	163	497	92	268	19	53	833	2,475

TOTAL	4,606	13,901	1,967	6,069	1,057	3,229	1,663	4,654	9,293	27,852

(*) Includes CPFL Brasil’s bilateral contracts
(1) 67.07% stake

Sales Comparison – Without Calendar Adjustment

CPFL ENERGIA CONSOLIDATED - GWh	3Q05	3Q04	Chg.%	9M05	9M04	Chg.%

Residential	2,173	2,059	5.5	6,541	6,188	5.7
Industrial (*)	4,602	4,687	(1.8)	13,632	13,391	1.8
Commercial	1,250	1,181	5.8	3,943	3,628	8.7
Rural	435	423	2.8	1,261	1,180	6.9
Others	833	807	3.2	2,475	2,385	3.8

TOTAL	9,293	9,157	1.5	27,852	26,772	4.0

(*) Includes CPFL Brasil’s bilateral contracts

Considering the same calendar base, the electricity sales of CPFL Group grew by 1.7% in 3Q05 and 4.2% in 9M05, highlighting the growth in residential and commercial classes of 5.8% and 5.9% in 3Q05 and 6.0% and 8.9% in 9M05.

Sales to Final Customers (Billed Supply) – Same Calendar Base

CPFL ENERGIA CONSOLIDATED - GWh	3Q05	3Q04	Chg.%	9M05	9M04	Chg.%

Residential	2,173	2,053	5.8	6,541	6,172	6.0
Industrial	4,602	4,677	(1.6)	13,632	13,369	2.0
Commercial	1,250	1,180	5.9	3,943	3,620	8.9
Rural	435	424	2.6	1,261	1,178	7.0
Others	833	805	3.5	2,475	2,379	4.0

TOTAL	9,293	9,139	1.7	27,852	26,718	4.2

(*) Includes CPFL Brasil’s bilateral contracts

It is worth emphasizing that the demand in concession area for the CPFL group’s distribution companies grew 3.1% in the 3Q05 and 5.5% in the 9M05, higher than the Brazilian average growth of 2.6% in 3Q05 and 5.1% in 9M05.

CPFL Brasil has played a relevant role in the growth of energy sales of the group, totaling 1,652 GWh in 3Q05 and 4,643 GWh in 9M05 in sales to free market, growth increases of 85% and 114%, respectively. Currently, CPFL Brasil has a total of 83 free clients in the free market, thereof conquered 9 new clients in 3Q05.

(1) Excluding transactions with group’s companies, CCEE and energy supply

ECONOMIC AND FINANCIAL PERFORMANCE

Gross Revenue

Gross operating revenue reached R$ 2.8 billion in 3Q05 and R$ 8.0 billion in 9M05, representing a growth of 17.1% and 14.6% respectively.

The main factors that contributed to this increase were:

i.	Sales increase in the group’s distribution companies;
ii.	Tariff readjustments in April 2005 for CPFL Paulista (18.76% (1)) and RGE (21.93%) and in October 2004 for CPFL Piratininga (14.00%);
iii.	The increase in revenues from the use of distribution system (TUSD) by 111.2% in 3Q05 and by 122.4% in 9M05, totaling R$ 127.6 million and R$ 333.9 million, respectively;
iv.	Positive performance in the commercialization company, with sales growth to the free market of 85% in 3Q05 and 114% in 9M05;
v.
Tariff readjustments in Small Hydroelectric Plants (“SHP’s”) initial contracts and bilateral contracts between CPFL Paulista and CPFL Centrais Elétricas – both in April 2005 - and in the contract between SEMESA and FURNAS, in January 2005, of 4.0%, 11.12% and 12.42%, respectively; in addition to the beginning of commercial operations in Monte Claro Hydro Power Plant (“HPP”) in December, 2004.

(1) As of April 8, 2005: 17.74% plus 1.01% readjustment defined by ANEEL in July, 2005.

Cost of Energy Services

The cost of energy services, which includes (i) acquired energy costs and (ii) system use charges, totaled R$ 995.8 million in 3Q05 and R$ 2,941 million in 9M05, an increase of 0.3% and 3.6%, respectively. These changes are due to the reduction of costs derived from charges for the use of transmission and distribution system, offset by the increase in costs of acquired energy.

i.
The acquired energy costs totaled R$ 820.3 million in 3Q05 and R$ 2.372 billion in 9M05, corresponding to increases of 3.0% and 0.7%, respectively, due to the increase of the physical volume and average prices of acquired energy.

ii.
The charges for the use of the transmission and distribution systems decreased by 10.6% or R$ 175.5 million in 3Q05 and increased by 17.5% or R$ 569.3 million in 9M05. Negative change in 3Q05 is basically due to changes in the billing methodology for the use and basic network connection charges, as determined by ANEEL.

Operating Costs / Expenses

Operating costs and expenses totaled R$ 480.1 million in 3Q05 and R$ 1.372 billion in 9M05, increases of 4.8% and 6.5%, respectively. The main changes in 3Q05 and 9M05 are described as follows:

• Manageable Costs - Personnel, Material, Third-Party Services and Others
Manageable expenses totaled R$ 206.2 million in 3Q05 and R$600.0 million in 9M05, representing a reduction of 0.3% and an increase of 4.4%, respectively. These changes are mainly due to continuous cost control programs, expenses management measures and operating synergies capturing efforts in every Group’s subsidiary.

• Private Pension Fund
Private Pension Fund costs and expenses reached R$ 22.4 million in 3Q05 and R$ 67.2 million in 9M05, a reduction of 58.3% in 3Q05 and 52.7% in 9M05. The reduction reflects the adjustments made in the actuarial calculations due to a revision in the assumptions of mortality tables and increase in the expected rates of return on assets of these pension funds.

Additionally, there is the extraordinary item resulting from CVM Instruction # 371/2001, totaling R$ 8.1 million in 3Q05 and R$ 24,4 million in 9M05. This item accounts for the actuarial deficit up to 2001 on results, for the 5-year period starting in 2002.

The total private pension fund costs, i.e. operating costs and expenses added to the extraordinary item, reached R$ 34.7 million in 3Q05 and R$ 104.2 million in 9M05, reduction of 47.5% and 41.8%, respectively.

PRIVATE PENSION FUND EXPENSES - R$ THOUSAND	3Q05	3Q04	Chg.%	9M05	9M04	Chg.%

Operating Cost	22,187	50,428	(56.0)	66,525	137,440	(51.6)
General and Administrative Operating Expenses	222	3,268	(93.2)	702	4,544	(84.6)
Extraordinary Items Net of Tax Effects	8,100	8,133	(0.4)	24,420	24,397	0.1
Extraordinary item Taxation (CVM Instruction # 371/2001)	4,173	4,190	(0.4)	12,546	12,568	(0.2)

TOTAL	34,682	66,019	(47.5)	104,193	178,949	(41.8)

• Amortization of Incorporated Goodwill

Totaled R$ 2.0 million in 3Q05 and R$ 6.1 million in 9M05, and had an important role in the reduction of operating expenses as a whole, with a decrease of 89.6% in 3Q05 and 89.6% in 9M05.

This reduction is due to CPFL Paulista´s and CPFL Piratininga´s compliance with CVM Instructions # 319 and # 349, as of December 2004, which generated goodwill on its controlling companies (CPFL Energia and CPFL Paulista) accounting its amortization as financial expenses. The remaining goodwill balance refers to the acquisition of RGE.

• Subsidies for CCC and CDE (Fuel Usage Quota and Energy Development Account)

CCC and CDE subsidies expenses totaled together the higher increases of R$ 174 million in 3Q05 and R$ 473.2 million in 9M05, representing 61.9% in 3Q05 and 52.7% in 9M05. These increases were due to readjustments in these contributions.

CCC subsidy is calculated based on the expected generation of thermal units and on the cost of fuel, and its increase is directly related to these factors. The total amount of CCC is divided among the distribution companies pro-rata to their corresponding market size.

The Energy Development Account – CDE was created aiming the Brazilian States´ energy development and the competitiveness of energy generated from wind, small hydroelectric power plants, biomass, natural gas and national coal, in the areas covered by interconnected systems and promoting the total access of electricity services to the whole national territory. The total amount is defined by ANEEL and shared among the distribution companies pro-rata basis to their corresponding market sizes.

However, the effect of these expenses is offset in the final result, since their deviations are reported by CVA mechanism, fully compensated in the following tariff readjustment.

OPERATING COST/EXPENSE - R$ Thousand	3Q05	3Q04	Chg.%	9M05	9M04	Chg.%

Personnel	81,321	72,236	12.6	233,124	220,983	5.5
Private Pension Fund	22,409	53,696	(58.3)	67,227	141,984	(52.7)
Material	14,087	9,886	42.5	35,696	28,362	25.9
Third Part Services	64,130	59,390	8.0	182,816	166,758	9.6
Depreciation and Amortization	75,460	70,644	6.8	225,542	203,398	10.9
Amortization of Merged Goodwill	2,036	19,517	(89.6)	6,110	58,552	(89.6)
Subsidies CCC	105,104	58,211	80.6	278,752	180,622	54.3
Subsidies CDE	68,849	49,260	39.8	194,476	129,280	50.4
Others	46,687	65,301	(28.5)	148,376	158,709	(6.5)

TOTAL	480,083	458,141	4.8	1,372,119	1,288,648	6.5

Income from Electric Utility Services

Income from electric utility services reached R$ 480.6 million in 3Q05 and R$ 1.365 billion in 9M05, representing increases of 172.4% and 75.2%, respectively. This positive performance is due to the following factors:

i. Increase in Revenues

  Increase in total energy billed;
  Tariff readjustments from the distribution and generation companies;
  Increase in the TUSD revenue.

ii. Operating Costs Control:

  Reduction of goodwill amortization from the acquisition of CPFL Paulista and CPFL Piratininga, in compliance with CVM Instructions # 319 and # 349;
  Reduction in expenses related to private pension funds and;
  Active monitoring of manageable expenses.

EBITDA

Consolidated EBITDA of R$ 570.1 million in 3Q05 and R$ 1.631 billion in 9M05 represented an increase of 79.2% and 39.9%, respectively. The EBITDA is calculated by adding up net income, taxes, financial results net of interest on capital, depreciation/amortization and private pension fund, in addition to adjustments related to the extraordinary item and eventual non-recurring transactions.

R$ THOUSAND	3Q05	3Q04	Chg.%	9M05	9M04	Chg.%

Net Income	239,964	(5,991)	(4,105.4)	640,561	118,835	439.0
+ Income and Social Contribution Taxes	150,802	25,817	484.1	370,285	144,911	155.5
+ Depreciation and Amortization	77,496	90,161	(14.0)	231,652	261,950	(11.6)
+ Private Pension Fund	22,409	53,696	(58.3)	67,227	141,984	(52.7)
+ Net Financial Expenses from Revenues	71,370	146,278	(51.2)	297,118	474,179	(37.3)
+ Extraordinary Item CVM #371	8,100	8,133	(0.4)	24,420	24,397	0.1

TOTAL	570,141	318,094	79.2	1,631,263	1,166,256	39.9

Financial Result

Financial result, represented by a net financial expense of R$ 71.4 million in 3Q05 and R$ 297.1 million in 9M05, dropped by 51.2% and 37.3% respectively. Such reduction is a result of lower financial expenses combined with increased financial income.

The financial expenses, net of goodwill amortization and Interest on Capital, reached R$ 166 million in 3Q05 and R$ 578.8 million in 9M05, decreasing by 31.2% and 22.1% respectively, mainly due to the decrease in indebtedness, changes in debt profile and improvement in some macroeconomic indicators.

Financial income increased by 12.8% in 3Q05 and 17.8% in 9M05, as a result of the yield over cash investments, which in turn is a consequence of the improved operating cash generation and cash equivalents.

Net Income

Net income reached R$ 240.0 million in 3Q05 and R$ 640.6 billion in 9M05, representing increases of 4,105.4% and 439.0% respectively, as direct result of the increase in income from electric utility services, coupled with better financial results.

INDEBTEDNESS

Mainly as a result of amortization payments according to schedule, the balance of the group’s financial debt was reduced by 22.1% in the end of 9M05, totaling R$ 4.6 billion, as shown in the following “Loans and Financing” table.

In December 2004, BNDES approved CPFL Paulista and CPFL Piratininga compliance to the Electric System Expansion and Modernization Program (FINEM), corresponding to credits of R$ 241 million and R$ 89 million, respectively, both indexed to TJLP and six-year maturity. Regarding CPFL Paulista were released two installments, one in April in the amount of R$ 89.0 million and other in August in the amount of R$ 28.9 million, totaling R$ 117.9 million. For CPFL Piratininga were released three installments in the amount of R$ 33.6 million, R$ 8.9 million and R$ 11.3 million, respectively, in March, June and August 2005, totaling R$ 53.8 million.

Loans and Financing (R$ thousand)

	9M05

	PRINCIPAL
	CHARGES	SHORT-TERM	LONG-TERM	TOTAL

LOCAL CURRENCY
BNDES - Re-empowerment	65	3,673	12,941	16,679
BNDES - Investment	6,411	63,974	960,759	1,031,144
BNDES - Regulatory Asset, Tranche "A" and Free Market	2,485	206,662	452,638	661,785
BNDES - CVA and Resolution 116	1,175	127,759	9,666	138,600
FIDC	30,786	64,417	23,583	118,786
BRDE	-	18,944	1,909	20,853
Financial Institutions	3,897	38,786	128,224	170,907
Others	526	22,789	112,309	135,624
Subtotal	45,345	547,004	1,702,029	2,294,378

FOREIGN CURRENCY
IFC	-	-	-	-
Floating Rate Notes	4,488	231,998	-	236,486
Trade Finance	-	-	-	-
BID	610	-	64,963	65,573
Financial Institutions	2,320	11,781	89,052	103,153
Subtotal	7,418	243,779	154,015	405,212

DEBENTURES
CPFL Paulista	46,133	150,710	978,658	1,175,501
RGE	11,046	3,253	154,258	168,557
SEMESA	17,374	114,997	418,702	551,073
BAESA	-	-	53,724	53,724
	74,553	268,960	1,605,342	1,948,855
TOTAL	127,316	1,059,743	3,461,386	4,648,445

In April 2005, ENERCAN, controlled by CPFL Geração, received R$ 75 million in loans from IDB – Inter-American Development Bank, destined to finance the HPP Campos Novos. Of the total amount, US$ 60 million were released considering that US$ 50 million were released in April and US$ 10 million in July, 2005.

In April 2005, the International Finance Corporation (IFC) converted the remaining balance of its loan into CPFL Energia’s shares, in the amount of US$ 30 million, consequently eliminating the entire debt from the holding.

Following the trend observed in the previous periods, the improvement in debt profile can be observed by the 22% reduction of the nominal cost, from 18% per year in 9M04 to 14% per year in 9M05 and by the increase of the average maturity term, from 5.1 to 6.1 years.

Such improvement also is perceived in the indexes composition, with increased exposure to TJLP as a consequence of resources released from FINEM and financing for generation plants, in addition to reduced exposure to the CDI.

The adjusted net debt balance reported in September 2005 was R$ 3.9 billion, representing a reduction of 14% compared to the September 2004 balance. The adjusted net debt is calculated from the total debt (loans and financing + derivatives + private pension fund), excluding the regulatory assets / CVA and cash equivalents.

R$ Thousand	9M05	9M04

Total Debt(1)	(5,633,598)	(6,916,384)
+ Regulatory Assets and Liabilities/CV	1,299,468	1,480,825
+ Available Funds	471,247	947,760

= ADJUSTED NET DEBT	(3,862,883)	(4,487,799)

(1) Financial Debt + Derivatives + Private Pension Funds (Fundação CESP)

CAPEX

In the 9M05, CPFL group invested R$ 421 million for maintenance and business expansion, of which R$ 156 million were invested in 3T05.

CPFL Energia’s main investments over the last years have been as follows:

  Distribution Segment: Expansion in client base, with 17.1 thousand new clients per month added in 3Q05, as well as the modernization and maintenance of the electric system, aiming at securing the quality standards in electric energy supply, and the administrative and technological infrastructure to support operating processes of distribution companies;
  Commercialization Segment: Improvement of portfolio and risk management systems;
  Generation Segment: Fulfillment of the construction schedule of hydroelectric power plants, highlighting the beginning of reservoir filling in Campos Novos HPP on October 10, 2005, and the beginning of commercial operations of Barra Grande HPP on November 1, 2005.

BUSINESS PERFORMANCE

Distribution Segment

Gross Revenue

Gross revenue totaled R$ 2.6 billion in 3Q05 and R$ 7.4 billion in 9M05, corresponding to increases of 14.5% and 11.8%, respectively. The main factors which contributed to this performance were the annual tariff readjustments of distribution companies - CPFL Paulista and RGE with 18.76 (1)% and 21.93%, respectively, in April 2005 and CPFL Piratininga with 14.00% in October 2004, in addition to the increase in revenue for the use of electricity network (TUSD) by 111.2% in 3Q05 and 122.4% in 9M05.

Additionally, the reduction of commercial losses in CPFL Paulista and CPFL Piratininga reached 2.63% and 1.86%, respectively, and contributed to an additional revenue of R$ 49 million in 9M05.

(1) As of April 8, 2005: 17.74% plus 1.01% readjustment defined by ANEEL in July, 2005.

Sales Comparison – Without Calendar Adjustments

Revenue increase would have been higher if captive customers had not migrated to the free market, which resulted in the reduction of industrial sales by 22.0% in 3Q05 and by 19.6% in 9M05, thus contributing to the reduction in the total sales volume by 7.6% in 3Q05 and by 5.7% in the 9M05.

DISTRIBUTION SEGMENT - GWh	3Q05	3Q04	Chg.%	9M05	9M04	Chg.%

Residential	2,173	2,059	5.5	6,541	6,188	5.7
Industrial	2,977	3,815	(22.0)	9,062	11,277	(19.6)
Commercial	1,243	1,176	5.7	3,923	3,613	8.6
Rural	435	423	2.8	1,261	1,180	6.9
Other	813	794	2.4	2,422	2,345	3.3

TOTAL	7,641	8,267	(7.6)	23,209	24,603	(5.7)

Sales Comparison – With Calendar Adjustment

Considering the same calendar base, sales of electricity in the distribution segment would be reduced by 7.4% in 3Q05 and by 5.5% in 9M05.

DISTRIBUTION SEGMENT - GWh	3Q05	3Q04	Chg.%	9M05	9M04	Chg.%

Residential	2,173	2,053	5.8	6,541	6,172	6.0
Industrial	2,977	3,804	(21.7)	9,062	11,255	(19.5)
Commercial	1,243	1,175	5.8	3,923	3,605	8.8
Rural	435	424	2.6	1,261	1,178	7.0
Other	813	792	2.7	2,422	2,339	3.5

TOTAL	7,641	8,248	(7.4)	23,209	24,549	(5.5)

In the distribution segment, the migration of clients to free market is offset by the results of distribution companies, as there is the balancing revenue in TUSD amounting to R$ 127.6 million in 3Q05 and R$ 333.9 million in 9M05, a 111.2% and 122.4% growth, respectively.

TUSD Sales Comparison – With Calendar Adjustment

The energy sold to clients in the free market in the group’s distribution companies concession area totaled 1,864 GWh in 3Q05 and 5,079 GWh in 9M05, representing 92.8% and 123.7% increases, respectively.

DISTRIBUTION SEGMENT - GWh	3Q05	3Q04	Chg.%	9M05	9M04	Chg.%

Residential	-	-	-	-	-	-
Industrial	1,822	935	94.87	4,959	2,180	127.48
Commercial	23	19	21.05	67	50	34.00
Rural	-	-	-	-	-	-
Others	19	13	45.10	53	40	31.36

TOTAL	1,864	967	92.75	5,079	2,270	123.72

Considering the consolidated sales in group’s distribution companies (captive clients + free clients), the sales growth would have been 3.1% in 3Q05 and 5.5% in 9M05.

  Final Tariff Revision for CPFL Piratininga

In October 2005, ANEEL approved the final tariff revision for CPFL Piratininga, setting the remuneration base of the company in 9.67% .

CPFL PIRATININGA'S FINAL TARIFF REVISION ref OCT/2003

APPROVAL DATE	TARIFF REVISION (%)	TYPE

October 2003	14.68	Preliminary
October 2004	10.51	Preliminary
October 2005	9.67	Final

From the total liability of R$ 103.1 million generated by 2003 tariff revision, CPFL Piratininga has already accounted for a loss of R$ 71.3 million, due to adjustments made by ANEEL in 2004, and the remaining balance of R$ 31.8 million will be recognized during this fiscal year, of which R$ 28.6 million in 3Q05 and R$ 3.1 million in 4Q05.

EFFECTS ON CPFL PIRATININGA'S RESULTS

IN R$ MILLION	3Q05	4Q05

Change in 2003 Definitive Tariff Revision	(28,649)	(3,149)
Previous IRT´s adjustments	8,632	127

Effects on gross revenue	(20,017)	(3,022)

Effect on EBITDA	(19,286)	(2,912)
Effect on Net Income	(12,729)	(1,922)

EBITDA

EBITDA in the distribution segment was R$ 443.4 million in 3Q05 and R$1.242 billion in 9M05, representing a 102.6% and 43.3% growth. This performance is mainly due to:

i.	Tariff readjustment in distribution companies;

ii.	Increase in TUSD revenue;

iii.	Strict control of manageable expenses, in line with the inflation in the period.

Net Income

Consolidated net income in the distribution segment reached R$ 190.2 million in 3Q05 and 501.2 million in 9M05, a growth of 1,026.1% and 385% respectively.

This increase is mainly due to the EBITDA increase and the reduction of net financial expenses.

Main Economic – Distribution Companies Financial Data

3Q05 vs. 3Q04 Comparison

ECONOMIC - FINANCIAL DATA (*)	CPFL PAULISTA			CPFL PIRATININGA			RGE

R$ Thousand	3Q05	3Q04	Chg.%	3Q05	3Q04	Chg.%	3Q05	3Q04	Chg.%

Gross Revenue	1,532,848	1,390,374	10.2	635,392	506,364	25.5	582,403	504,626	15.4
EBITDA	293,594	202,956	44.7	96,836	(22,979)	(521.4)	87,709	68,063	28.9
Net Income	190,245	(20,543)	(1,026.1)	47,376	(38,651)	(222.6)	27,282	14,456	88.7

(*) Considering 100% stake in Distribution Companies

9M05 vs. 9M04 Comparison

ECONOMIC - FINANCIAL DATA (*)	CPFL PAULISTA			CPFL PIRATININGA			RGE

R$ Thousand	9M05	9M04	Var.%	9M05	9M04	Var.%	9M05	9M04	Var.%

Gross Revenue	4,389,592	3,849,773	14.0	1,963,185	1,842,270	6.6	1,626,114	1,436,629	13.2
EBITDA	771,922	577,070	33.8	332,199	175,113	89.7	223,523	183,170	22.0
Net Income	501,167	103,328	385.0	161,808	48,698	232.3	55,054	24,214	127.4

(*) Considering 100% stake in Distribution Companies

Commercialization Segment

Gross revenue

Gross revenue of CPFL Brasil totaled R$ 372.5 million in 3Q05 and R$ 1.013 billion in 9M05, increasing respectively by 44.9% and 56.0%, mainly as a result of the operating growth of electricity sale for free clients and other concessionaires.

The performance in results of CPFL Brazil demonstrates the efficient performance of the commercialization company which conquered 9 clients in the free market, totaling 83 free clients in the period.

Final Customers Sales Comparison – CPFL Brasil

COMMERCIALIZATION SEGMENT - GWh	3Q05	3Q04	Chg.%	9M05	9M04	Chg.%

Residential	-	-	-	-	-	-
Industrial (*)	1,626	873	86.3	4,570	2,115	116.1
Commercial	7	5	43.5	20	15	39.7
Rural	-	-	-	-	-	-
Other	19	13	45.0	53	40	33.1

TOTAL	1,652	891	85.4	4,643	2,169	114.0

(*)Includes bilateral contracts

EBITDA

EBITDA of CPFL Brasil totaled R$ 49.2 million in 3Q05 and R$ 163.7 million in 9M05, presented increases of 31.1% and 43.9% respectively, mainly due to growth in energy commercialization and related-services providing.

Net Income

CPFL Brazil net income reached R$ 34.2 million in 3Q05 and R$ 112.3 million in 9M05, presenting growth of 38.1% and 47.8%, respectively.

Generation Segment

Gross revenue

Gross revenue of CPFL Geração reached R$ 110.3 million in the 3Q05 and R$ 319.8 million in the 9M05, a 42.3% and 31.4% growth, respectively. This growth is due to the following factors:

i.	Start up of Monte Claro HPP operations adding 88 GWh in 3Q05, generating R$ 9.8 million revenue in 3Q05 and R$ 28.4 million in 9M05;

ii.	Additional energy sales from CPFL Centrais Elétricas of 59 GWh in 3Q05 and 85 GWh in 9M05, corresponding to R$ 10.5 million and R$ 12.1 million in revenues;.

iii.
Tariff readjustments on energy supply contracts: 4% on initial contracts and 11.12% on the bilateral contract between CPFL Paulista and CPFL Centrais Elétricas, both readjusted in April 2005; and 12.42% on the contract between SEMESA and FURNAS, starting in January 2005.

EBITDA

EBITDA of CPFL Geração totaled R$ 88.9 million in 3Q05 and R$ 258.4 million in 9M05, increases of 35.9% and 24.4%, respectively. This increase is basically due to the increase in revenue coming from electricity sales and due to the start-up of Monte Claro HPP which generated EBITDA of R$ 11.4 million in the 3Q05 and R$ 20.6 million in the 9M05.

Net Income

Net income in the generation segment totaled R$ 31.8 million in 3Q05 and R$ 87.1 million in 9M05, 124.6% and 66.5%, respectively.

Main Events Related to the Projects

There were two relevant events related to generation projects in October, as follows:

i.
Beginning of operations in Barra Grande HPP: on November 1, 2005, the first generation unit of the Barra Grande HPP started its commercial operations. The other units should start its operations in January and April 2006;

ii.
Start up of Campos Novos HPP´s reservoir filing. The beginning of the commercial operations in the first turbine is expected for January 31, 2006. The other turbines should start operating on April 30 and July 31, 2006.

With the beginning of commercial operations of Barra Grande HPP and Campos Novos HPP, CPFL Geração will have the current installed capacity increased by 75% until the beginning of 2006.

Investor Relations:

José Filippo – IRO
Vitor Fagá de Almeida – IRM	E-mail:	Phone.: (55 19) 3756-6083
Alessandra Munhoz Andretta – Coordinator
Silvia Emanoele P. de Paula - Coordinator
Adriana M. Sarinho Ribeiro	ri@cpfl.com.br	Fax: (55 19) 3756-6089
Luis Fernando Castro de Abreu
Thiago Piffer

ri.cpfl.com.br

CPFL Energia is one of the largest private companies in the distribution, generation and commercialization of electric energy in Brazil. CPFL is the only private company in the Brazilian electric energy sector that adopted the best corporate governance practices BOVESPA – Novo Mercado and also has a Level-3 ADR in NYSE - New York Stock Exchange. Our strategy is focused on the improvement of operating efficiency, on the conclusion of current generation projects and pursuing new ones, on expanding and strengthening the commercialization business, developing new value-added products and services, and on strategically positioning the company to benefit from the sector consolidation, taking advantage of our experience in integrating and restructuring other operations.

CPFL Energia S.A.
Balance Sheets as of September 30, 2005 and June 30, 2005
(Stated in thousands of Brazilian Reais)

	Parent Company		Consolidated

	September 30,		September 30,
ASSETS	2005	June 30, 2005	2005	June 30, 2005

CURRENT ASSETS
Cash and Banks	94,214	228,597	471,247	705,219
Consumers, Concessionaires and Licensees	-	-	1,758,742	1,712,083
Dividends and Interest on Equity	231,677	444,994	-	-
Other Receivables	-	2	59,853	61,369
Financial Investments	21,814	19,451	21,814	19,451
Recoverable Taxes	43,339	61,449	348,430	290,135
(-) Allowance for Doubtful Accounts	-	-	(43,956)	(53,459)
Inventories	-	-	9,073	8,245
Deferred Costs Variations	-	-	501,525	431,998
Prepaid Expenses	-	-	45,757	47,936
Derivative Contracts	1,125	-	1,125	-
Other	-	-	118,894	130,153

	392,169	754,493	3,292,504	3,353,130

NONCURRENT ASSETS
Consumers, Concessionaires and Licensees	-	-	446,320	496,374
Due from Related Parties	-	43,329	-	-
Other Receivables	-	-	83,039	99,445
Escrow Deposits	-	-	212,242	188,375
Financial Investments	107,772	109,209	108,622	110,059
Recoverable Taxes	-	-	73,150	65,281
Deferred Tax Credits	-	-	985,598	1,017,109
Deferred Costs Variations	-	-	539,591	567,108
Prepaid Expenses	-	-	22,431	20,035
Derivative Contracts	569	-	569	-
Other	-	-	140,718	136,565

	108,341	152,538	2,612,280	2,700,351

PERMANENT ASSETS
Investments	4,047,736	3,814,991	2,789,633	2,824,587
Property,Plant and Equipment	87	-	4,685,552	4,586,959
(-) Special Obligation linked to the Concession	-	-	(624,451)	(613,427)
Deferred Charges	202	154	42,677	41,733

	4,048,025	3,815,145	6,893,411	6,839,852

TOTAL ASSETS	4,548,535	4,722,176	12,798,195	12,893,333

CPFL Energia S.A.
Balance Sheets as of September 30, 2005 and June 30, 2005
(Stated in thousands of Brazilian Reais)

	Parent Company		Consolidated

	September 30,		September 30,
LIABILITIES	2005	June 30, 2005	2005	June 30, 2005

CURRENT LIABILITIES
Suppliers	1,161	2,296	678,778	652,827
Payroll	3	3	3,684	3,377
Interest on Debts	-	3,195	52,763	47,406
Interest on Debentures	-	-	74,553	41,795
Loans and Financing	-	14,102	790,783	804,977
Debentures	-	-	268,960	267,944
Employee Pension Plans	-	-	90,391	95,080
Regulatory Charges	-	-	69,554	67,739
Taxes and Social Contributions Payable	325	19,485	626,396	523,742
Profit Sharing	-	-	5,069	7,627
Dividends and Interest on Equity	1,278	389,059	10,157	413,765
Accrued Liabilities	10	10	40,289	32,661
Deferred Gains Variations	-	-	250,158	194,797
Derivative Contracts	-	7,398	46,912	65,034
Other	59	2	239,097	211,615

	2,836	435,550	3,247,544	3,430,386

LONG-TERM LIABILITIES

Suppliers	-	-	167,979	219,340
Loans and Financing	-	56,409	1,856,044	2,009,509
Debentures	-	-	1,605,342	1,613,296
Employee Pension Plans	-	-	817,978	805,827
Taxes and Social Contributions Payable	-	-	41,104	64,097
Reserve for Contingencies	-	-	355,687	343,439
Deferred Gains Variations	-	-	11,664	14,360
Derivative Contracts	25,200	23,350	29,872	35,083
Other	-	-	28,732	46,175

	25,200	79,759	4,914,402	5,151,126
NON-CONTROLLING SHAREHOLDERS'
INTEREST	-	-	115,750	104,954

SHAREHOLDERS' EQUITY
Capital	4,266,589	4,192,921	4,266,589	4,192,921
Profit Reserves	13,946	13,946	13,946	13,946
Retained Earnings	239,964	-	239,964	-

	4,520,499	4,206,867	4,520,499	4,206,867

TOTAL LIABILITIES	4,548,535	4,722,176	12,798,195	12,893,333

(Convenience Translation into English from the Original Previously Issued in Portuquese)

CPFL Energia S.A.
Statement of Operations for the Quarters Ended September 30, 2005 and 2004
(In thousands of Brazilian reais - R$)

	3rd. Quarter			Nine Months

Information (Consolidated - R$ thousands)
	2005	2004	Variation	2005	2004	Variation

GROSS REVENUE	2,763,030	2,359,917	17.1%	8,015,802	6,996,464	14.6%
Electricity sales to final consumers	2,492,844	2,171,107	14.8%	7,265,683	6,513,348	11.6%
Electricity sales to distributors	109,906	76,172	44.3%	324,119	231,043	40.3%
Other operating revenues	160,280	112,638	42.3%	426,000	252,073	69.0%
DEDUCTION FROM OPERATING REVENUE	(806,607)	(732,647)	10.1%	(2,337,062)	(2,088,988)	11.9%
NET OPERATING REVENUE	1,956,423	1,627,270	20.2%	5,678,740	4,907,476	15.7%
ENERGY COST	(995,771)	(992,687)	0.3%	(2,941,397)	(2,839,602)	3.6%
Electricity Purchased for resale	(820,256)	(796,389)	3.0%	(2,372,137)	(2,355,002)	0.7%
Electricity Network Usage Charges	(175,515)	(196,298)	-10.6%	(569,260)	(484,600)	17.5%
OPERATING COST/EXPENSE	(480,083)	(458,141)	4.8%	(1,372,119)	(1,288,648)	6.5%
Personnel	(81,321)	(72,236)	12.6%	(233,124)	(220,983)	5.5%
Employee Pension Plan	(22,409)	(53,696)	-58.3%	(67,227)	(141,984)	-52.7%
Material	(14,087)	(9,886)	42.5%	(35,696)	(28,362)	25.9%
Outsourced Services	(64,130)	(59,390)	8.0%	(182,816)	(166,758)	9.6%
Depreciation and Amortization	(75,460)	(70,644)	6.8%	(225,542)	(203,398)	10.9%
Merged Goodwill Amortization	(2,036)	(19,517)	-89.6%	(6,110)	(58,552)	-89.6%
Fuel consumption account - CCC	(105,104)	(58,211)	80.6%	(278,752)	(180,622)	54.3%
Energy development account - CDE	(68,849)	(49,260)	39.8%	(194,476)	(129,280)	50.4%
Other	(46,687)	(65,301)	-28.5%	(148,376)	(158,709)	-6.5%
INCOME FROM ELECTRIC UTILITY SERVICES	480,569	176,442	172.4%	1,365,224	779,226	75.2%
FINANCIAL INCOME (EXPENSE)	(71,370)	(146,278)	-51.2%	(378,374)	(477,359)	-20.7%
Expense, Net of Income	(71,370)	(146,278)	-51.2%	(297,118)	(474,179)	-37.3%
Interest on equity	-	-	-	(81,256)	(3,180)	2455.2%
OPERATING INCOME	409,199	30,164	-	986,850	301,867	226.9%
NON-OPERATING INCOME (EXPENSE)	464	(3,822)	-	(1,733)	(8,568)	-79.8%
Income	4,406	1,723	155.7%	7,934	4,739	67.4%
Expenses	(3,942)	(5,545)	-28.9%	(9,667)	(13,307)	-27.4%
INCOME BEFORE TAXES	409,663	26,342	1455.2%	985,117	293,299	235.9%
Social Contribution	(39,468)	(6,657)	492.9%	(97,365)	(37,880)	157.0%
Income Tax	(111,334)	(19,160)	481.1%	(272,920)	(107,031)	155.0%
INCOME BEFORE EXTRAORDINARY ITEMS
MINORITY INTEREST AND REVERSALS	258,861	525	49206.9%	614,832	148,388	314.3%
Extraordinary Item net of taxes	(8,100)	(8,133)	-0.4%	(24,420)	(24,397)	0.1%
Minority interest	(10,797)	1,617	-	(31,107)	(8,336)	273.2%
Reversal of interest on equity	-	-	-	81,256	3,180	2455.2%
NET INCOME FOR THE PERIOD	239,964	(5,991)	-4105.4%	640,561	118,835	439.0%

EBITDA	570,141	318,094	79.2%	1,631,263	1,166,256	39.9%

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia Paulista de Força e Luz
Statement of Operations for the Quarters Ended September 30. 2005 and 2004
(In thousands of Brazilian reais - R$)

	3rd. Quarter			Nine Months

Information (Consolidated - R$ thousands)
	2005	2004	%	2005	2004	%

GROSS REVENUE	2,558,849	2,235,185	14.5	7,443,388	6,655,571	11.8
Electricity Sales to Final Consumers	2,396,322	2,121,280	13.0	7,004,646	6,391,235	9.6
Energy Sales to Distributors	8,863	4,547	94.9	25,098	18,263	37.4
Other	153,664	109,358	40.5	413,644	246,073	68.1
DEDUCTIONS FROM OPERATING REVENUES	(770,156)	(715,704)	7.6	(2,239,574)	(2,049,063)	9.3
NET OPERATING REVENUE	1,788,693	1,519,481	17.7	5,203,814	4,606,508	13.0
ENERGY COST	(981,086)	(1,001,182)	(2.0)	(2,932,106)	(2,892,446)	1.4
Electricity Purchased for Resale	(806,071)	(805,272)	0.1	(2,364,600)	(2,408,595)	(1.8)
Electricity Network Usage Charges	(175,015)	(195,910)	(10.7)	(567,506)	(483,851)	17.3
OPERATING COST/EXPENSE	(454,880)	(429,957)	5.8	(1,297,517)	(1,214,633)	6.8
Personnel	(76,314)	(68,438)	11.5	(218,646)	(210,049)	4.1
Employee Pension Fund	(22,116)	(50,371)	(56.1)	(66,347)	(137,278)	(51.7)
Material	(13,129)	(9,257)	41.8	(33,571)	(26,729)	25.6
Outsourced Services	(56,483)	(52,139)	8.3	(159,780)	(146,654)	9.0
Depreciation and Amortization	(67,239)	(63,445)	6.0	(200,939)	(181,982)	10.4
Merged Goodwill Amortization	(2,036)	(19,517)	(89.6)	(6,110)	(58,552)	(89.6)
Fuel Consumption account - CCC	(105,104)	(58,211)	80.6	(278,752)	(180,622)	54.3
Energy development account - CDE	(68,849)	(49,213)	39.9	(194,476)	(129,121)	50.6
Other	(43,610)	(59,366)	(26.5)	(138,896)	(143,646)	(3.3)
INCOME FORM ELECTRIC UTILITY SERVICES	352,727	88,342	299.3	974,191	499,429	95.1
FINANCIAL INCOME (EXPENSE)	(41,740)	(96,978)	(57.0)	(272,419)	(345,777)	(21.2)
Revenue	100,049	87,544	14.3	311,952	273,314	14.1
Expense	(141,789)	(184,522)	(23.2)	(499,762)	(563,801)	(11.4)
Expense. Net of Income	(41,740)	(96,978)	(57.0)	(187,810)	(290,487)	(35.3)
Interest on Capital	-	-	-	(84,609)	(55,290)	53.0
OPERATING INCOME	310,987	(8,636)	-	701,772	153,652	356.7
NON-OPERATING INCOME (EXPENSE)	485	(3,825)	-	(1,138)	(8,837)	(87.1)
Revenues	4,427	1,720	157.4	7,871	4,233	85.9
Expenses	(3,942)	(5,545)	(28.9)	(9,009)	(13,070)	(31.1)
INCOME BEFORE TAXES	311,472	(12,461)	-	700,634	144,815	383.8
Social Contribution	(29,176)	(75)	38,801.3	(67,427)	(19,028)	254.4
Income Tax	(82,745)	(928)	8,816.5	(188,223)	(52,252)	260.2
INCOME BEFORE EXTRAORDINARY ITEMS
MINORITY INTERESTS AND REVERSALS	199,551	(13,464)	-	444,984	73,535	505.1
Extraordinary Item net of taxes	(8,079)	(8,079)	-	(24,236)	(24,236)	-
Minority Interest	(1,227)	1,000	-	(4,190)	(1,261)	232.3
Reversal of interest on equity	-	-	-	84,609	55,290	53.0
NET INCOME FOR THE PERIOD	190,245	(20,543)	-	501,167	103,328	385.0

EBITDA	443,376	218,850	102.6	1,242,259	867,143	43.3

(Convenience Translation into English from the Original Previously Issued in Portuguese)

CPFL Geração de Energia S.A.
Statement of Operations for the Quarters Ended September 30. 2005 and 2004
(In thousands of Brazilian reais - R$)

	3rd. Quarter			Nine Months

Information (Consolidated - R$ thousands)
	2005	2004	%	2005	2004	%

GROSS REVENUE	110,280	77,488	42.3	319,806	243,295	31.4
Electricity Sales to final consumers / distributors	109,126	77,295	41.2	316,819	242,700	30.5
Other	1,154	193	497.9	2,987	595	402.0
DECUCTION FROM OPERATING REVENUE	(10,840)	(4,011)	170.3	(30,793)	(13,501)	128.1
NET OPERATING REVENUE	99,440	73,477	35.3	289,013	229,794	25.8
ENERGY COST	(2,261)	(813)	178.1	(5,685)	(3,244)	75.2
Electricity Purchased for resale	(1,761)	(736)	139.3	(4,366)	(3,034)	43.9
Electricity Network Usage Charges	(500)	(77)	549.4	(1,319)	(210)	528.1
OPERATING COST/EXPENSE	(16,725)	(15,513)	7.8	(50,393)	(42,827)	17.7
Personnel	(3,110)	(2,504)	24.2	(9,385)	(7,763)	20.9
Employee Pension Fund	(293)	(1,090)	(73.1)	(880)	(2,471)	(64.4)
Material	(150)	(148)	1.4	(503)	(744)	(32.4)
Outsourced Services	(3,297)	(3,027)	8.9	(10,298)	(6,665)	54.5
Depreciation and Amortization	(8,197)	(7,210)	13.7	(24,534)	(21,390)	14.7
Other	(1,678)	(1,534)	9.4	(4,793)	(3,794)	26.3
INCOME FROM ELECTRICITY UTILITY SERVICES	80,454	57,151	40.8	232,935	183,723	26.8
FINANCIAL INCOME (EXPENSE)	(29,074)	(30,917)	(6.0)	(91,855)	(97,304)	(5.6)
Expense. Net of Income	(29,074)	(30,917)	(6.0)	(91,855)	(97,304)	(5.6)
OPERATING INCOME	51,380	26,234	95.9	141,080	86,419	63.3
NON-OPERATING INCOME	-	3	-	53	473	(88.8)
Income	-	3	-	53	473	-
INCOME BEFORE TAXES	51,380	26,237	95.8	141,133	86,892	62.4
Social Contribution	(5,180)	(3,193)	62.2	(13,855)	(8,467)	63.6
Income Tax	(14,358)	(8,820)	62.8	(40,011)	(25,951)	54.2
INCOME BEFORE EXTRAORDINARY ITEMS	31,842	14,224	123.9	87,267	52,474	66.3
Extraordinary Item net of taxes	(21)	(55)	(61.8)	(184)	(162)	13.6
NET INCOME FOR THE PERIOD	31,821	14,169	124.6	87,083	52,312	66.5
EBITDA	88,944	65,454	35.9	258,402	208,057	24.2

This report contains forward-looking information. Such information is not only historical facts, but reflects outlook and expectations of CPFL Energia’s management. Words such as “believes”, “may”, “aims”, “estimates”, “continues”, “anticipates”, “intends”, “expects” and other similar words are used to indicate estimates and forecasts. Forward-looking statements and estimates include information related to results and forecasts, strategy, financing plans, market competitive environment, sector’s conditions, potential growth opportunities and effects of future regulations and from competition. Such estimates and forecasts refer only to the moment they were made, and CPFL Energia has no obligation to publicly update or review any of these estimates due to new information available, future events or any other factor. Due to risks and uncertainties, estimate s and forward-looking statements in this report may not materialize.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2005

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.